Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

January 7, 2026

VIA EDGAR CORRESPONDENCE

Jaea Hahn

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: REX ETF Trust (the “Registrant”)
    File Nos. 333-283221; 811-24023

Dear Ms. Hahn:

This letter responds to your comments provided via remote communication on December 31, 2025, regarding the registration statement filed by the Registrant on Form N-1A (the “Registration Statement”) with the staff of the Securities and Exchange Commission (the “Staff”) on October 24, 2025. The Registration Statement relates to the REX Laddered T-Bill ETF (the “Fund”), a series of the Registrant. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement. We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments.

Comment 1 – General

The Staff reminds the Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement.

Comment 2 – Fees and Expenses

Please provide a completed fee table and expense example for the Staff’s review and comment.

Response to Comment 2

A completed fee table and expense examples applicable to the Fund has been provided to the Staff under separate cover.

Comment 3 – Non-Principal Risk

Given that the Fund primarily invests in T-Bills, please confirm whether “Legislation/Litigation Risk” is appropriately included in the “Non-Principal Risks” section, or if it should instead be listed under the “Principal Risks” section.

Response to Comment 3

The Registrant confirms that “Legislation/Litigation Risk” is appropriately included in the “Non-Principal Risks” section. The Registrant notes that T-Bills are backed by the U.S. government and subject to a well-established regulatory framework. Accordingly, the Registrant does not believe this risk constitutes a principal risk of investing in the Fund.

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Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:   Robert Rokose, President and Chief Financial Officer, REX Advisers, LLC